Mail Stop 4561

February 24, 2009

William M. Lynes
Chief Executive Officer
Secured Digital Storage Corporation
2001 Butterfield Road, Suite 1050
Downers Grove, IL 60515

>   **Re: Secured Digital Storage Corporation**
>   **Form 8-K Filed November 19, 2008**
>   **File No. 000-09500**

Dear Mr. Lynes:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Separately, we note your intent to disclose, in an amended Form 8-K, the PCAOB registration revocation of your prior auditor, Jaspers + Hall, PC, as well as include an updated Exhibit 16 letter from Jaspers + Hall, pursuant to our letter dated December 23, 2008.

Sincerely,

Mark Kronforst
Accounting Branch Chief